DVB Capital Markets LLC

Statement of Financial Condition

December 31, 2017

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2017** AND ENDING **December 31, 2017**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DVB Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Avenue, Suite 1301

(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark S. Johnson, CEO and President   (212) 858 - 2824

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP

(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

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OATH OR AFFIRMATION

I, Mark S. Johnson, CEO and President _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

DVB Capital Markets LLC _____ , as

of December 31, _____ , 20 17 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

Mark S. Johnson
President and CEO
DVB Capital Markets LLC



Notary Public

HAROLD B. ASPIS
Notary Public, State of New York
No. 02AS4771785
Qualified in Westchester County
Commission Expires March 30, 20 18

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors
DVB Capital Markets LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DVB Capital Markets LLC
(the Company) as of December 31, 2017, and the related notes to the financial statement (collectively,
the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the
financial position of the Company as of December 31, 2017, in conformity with accounting principles
generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to
express an opinion on the Company's financial statement based on our audit. We are a public
accounting firm registered with the Public Company Accounting Oversight Board (United States)
(PCAOB) and are required to be independent with respect to the Company in accordance with U.S.
federal securities laws and the applicable rules and regulations of the Securities and Exchange
Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that
we plan and perform the audit to obtain reasonable assurance about whether the financial statement is
free of material misstatement, whether due to error or fraud. The Company is not required to have, nor
were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit
we are required to obtain an understanding of internal control over financial reporting but not for the
purpose of expressing an opinion on the effectiveness of the Company's internal control over financial
reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to access the risks of material misstatement of the financial
statement, whether due to error or fraud, and performing procedures that respond to those risks. Such
procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the
financial statement. Our audit also included evaluating the accounting principles used and significant
estimates made by management, as well as evaluating the overall presentation of the financial statement.
We believe that our audit provides a reasonable basis of our opinion.

RSM US LLP

We have served as the Company's auditor since 2007

New York, New York
February 28, 2018

DVB Capital Markets LLC

Statement of Financial Condition
December 31, 2017

ASSETS

Cash	$	7,534,834
Accounts receivable		695,090
Deferred tax asset		78,145
Income taxes receivable, parent company		25,391
Other assets		20,485
Total assets	$	8,353,945

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Subordinated borrowings to claims of general creditors	$	2,560,000
Accounts payable and accrued expenses		1,074,829
Payable to affiliates		1,895,663
Total liabilities		5,530,492
Commitments, Contingencies and Guarantees		-
Member's equity		2,823,453
Total liabilities and member's equity	$	8,353,945

See Notes to Financial Statement.

DVB Capital Markets LLC

Notes to Statement of Financial Condition

Note 1.   Nature of Business and Organization

DVB Capital Markets LLC (the "Company") was established on October 21, 2005 and is a wholly owned subsidiary of DVB Holding (US) Inc. (the "Parent"), which itself is wholly owned by DVB Bank SE ("DVB Bank"). The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides DVB Bank's global clients and new client relationships in the transportation sector with capital raising and financial advisory services, including access to the U.S. capital markets through equity and debt placements and public offerings and mergers and acquisitions and restructuring services.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker-dealer that carries no margin accounts and promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers, is exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

Note 2.   Summary of Significant Accounting Policies

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions, including those regarding financial instrument valuations and certain accrued liabilities that affect the related amounts reported in the statement of financial condition and accompanying notes. Actual results could differ materially from those estimates.

The Company maintains cash with one financial institution which, at times may exceed Federal Deposit Insurance Corporation ("FDIC") insurance coverage and, as a result, there is a concentration of credit risk related to the balance on deposit in excess of FDIC insurance coverage. The Company believes that the risk of loss is not significant.

Accounts receivable are recorded when revenue is recognized and are presented in the balance sheet net of the allowance for doubtful accounts. Accounts receivable are written off when they are determined to be uncollectible. The allowance for doubtful accounts is estimated based on the Company's historical experience, the existing economic conditions, and the financial stability of its customers. The Company believes no allowance for doubtful accounts is necessary as of December 31, 2017.

The Company has elected to be treated as a corporation for federal and state income tax purposes and utilizes the asset and liability method to calculate deferred tax assets and liabilities. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the statement of financial condition for the changes in deferred tax liabilities or assets between years.

The Company is a member of a group that files consolidated federal and state tax returns. Accordingly, income taxes payable to the tax authorities are recognized on the financial statements of the parent company, which is the taxpayer for income tax purposes. Pursuant to a tax-sharing arrangement, the members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments to the parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax returns. The result of these allocations is reported on the accompanying statement of financial condition under the captions income taxes payable, parent company.

Notes to Statement of Financial Condition

Note 2.   Summary of Significant Accounting Policies (Continued)

The Company also recognizes deferred tax assets on deductible temporary differences and deferred tax liabilities on taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. As those differences reverse, they will enter into the determination of future taxable income included in the consolidated tax returns. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 740, *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2017, management has determined that there are no uncertain tax positions.

Recently Issued Accounting Pronouncements: In February 2016, the FASB issued an accounting standards update regarding the accounting for leases ("ASU 2016-02"). The objective of the update is to increase transparency and comparability among organizations by recognizing lease assets and liabilities on the balance sheet for leases with a lease term of more than 12 months. In addition, the update will require additional disclosures regarding key information about leasing arrangements. Under existing guidance, operating leases are not recorded as lease assets and lease liabilities on the balance sheet. This ASU is effective for reporting periods beginning after December 15, 2018, with early adoption permitted. The Company is currently assessing the impact the adoption of ASU 2016-02 will have on its financial statements.

Note 3.   Related Party Activities

The Company has various service agreements with the Parent and various other subsidiaries of the Parent and DVB Bank. The Company shares many of the same resources to benefit from infrastructural cost savings in the conduct of its business.

The Parent and other entities under common ownership provide office space, payroll administrative services and various other administrative services, as defined in the respective service-level agreements, to the Company. In addition, the Company provides certain intragroup advisory services.

On March 16, 2006, the Company entered into an equity subordinated loan agreement with DVB Bank. The effective date of the agreement is April 24, 2006. The interest rate on the loan is at 3-month LIBOR plus 2%

(3.69% at December 31, 2017). The loan matures on July 15, 2020. As of December 31, 2017, the outstanding amount on the loan is $560,000 and is included in the subordinated borrowings to claims of general creditors in the statement of financial condition.

The Company has a $50,000,000 revolving subordinated loan agreement with DVB Bank, which has a maturity date of April 30, 2018, with autorenewals. The interest rate on the loan is at 3-month LIBOR plus 2% (3.69% at December 31, 2017). The purpose of the revolving credit arrangement is to assist the Company in maintaining liquidity and regulatory capital for the purpose of future underwriting transactions. As of December 31, 2017, the Company's outstanding balance on this loan was $2,000,000 and is included in the subordinated borrowings to claims of general creditors in the statement of financial condition.

These subordinated loans, as amended, are approved by FINRA for inclusion as equity by the Company in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

DVB Capital Markets LLC

Notes to Statement of Financial Condition

Note 4.   Income Tax

The tax effects of temporary differences that give rise to significant components of the deferred tax assets at December 31, 2017 are presented below:

Deferred tax assets:		
Accrued compensation	$	70,439
Start-up costs		7,706
	$	78,145

Note 5.   Employee Benefit Plans

The Company contributes for eligible staff to a 401(k) plan sponsored by DZ BANK AG's New York Branch. The principal shareholder of DVB Bank is DZ BANK AG ("DZ BANK"), a banking organization registered under the laws of Germany. The plan sponsor matches the employee contributions up to an amount of 100% of an employee's contribution, with the matching amount subject to a maximum of 5%. Eligible employees are vested for the matched amount over a four-year step-up period. The vesting schedule would be 25% in year one, 50% in year two, 75% in year three and 100% in year four.

The Company participates in a health benefit plan sponsored by DZ BANK.

The Company also participates in a defined benefit plan sponsored by DZ Bank for eligible staff. All salaried employees with over one year of service are eligible to participate in the defined benefit plan. In addition, the Company also participates in a Supplemental Executive Retirement Plan, which provides retirement benefits in addition to those provided by the Company's defined benefit plan for a select group of management or highly compensated employees whose compensation exceeds the limits set forth in Internal Revenue Code Section 401(a)(17).

Note 6.   Regulatory Requirements

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital equal to $100,000 or 6-2/3% of aggregate indebtedness (as defined), whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2017, the Company had net capital and excess net capital of $4,564,342 and $4,366,309, respectively. The ratio of aggregate indebtedness to net capital was approximately .65 to 1.

Note 7.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the statement of financial condition was issued, and has determined there were no subsequent events requiring recognition or disclosure in the statement of financial condition.